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       EXHIBIT (12)(a) COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (in millions) (unaudited)

                                             Three Months Ended       Year Ended
                                                 March 31            December 31
                                            -------------------      -----------
                                              1997        1996           1996
                                              ----        ----           ----
Loss before income taxes and
  minority interest                         $  (210)    $  (998)       $(1,190)
Less: Equity in income of 50 percent
  or less owned affiliates                        1           -              9
Add: Fixed charges                              124         152            484
                                            -------     -------        -------
Earnings as adjusted                        $   (87)    $  (846)       $  (715)
                                            =======     =======        =======
Fixed charges:
  Interest expense                          $   114     $   146        $   456
  Rental expense                                 10           6             28
                                            -------     -------        -------
Total fixed charges                         $   124     $   152        $   484
                                            =======     =======        =======
Ratio of earnings to fixed charges               (a)         (a)            (a)
                                            =======     =======        =======


(a) Additional income before income taxes and minority interest necessary to attain a ratio of 1.00x for the three months ended March 31, 1997, March 31, 1996, and the year ended December 31, 1996 would be $211 million, $998 million, and $1,199 million, respectively.

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